APPLIED NEUROSOLUTIONS, INC.
50 Lakeview Parkway, Suite 111
Vernon Hills, IL 60061

November 20, 2006

BY FAX (202-772-9217) AND ELECTRONIC SUBMISSION

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Jeffrey P. Riedler, Esq.

Re:    Applied NeuroSolutions, Inc.
Post-Effective Amendment No. 3
To Registration Statement on Form SB-2, File No.: 333-11382

Dear Mr. Riedler:

Applied NeuroSolutions, Inc. hereby withdraws its request, dated November 17, 2006, for acceleration of the effective time of the above-referenced registration statement.

Respectively submitted,

APPLIED NEUROSOLUTIONS, INC.

By: /s/David Ellison
David Ellison
Chief Financial Officer